Exhibit 4.2

Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

Independent auditor’s report

To the Shareholders of Triple Flag Precious Metals Corp.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Triple Flag Precious Metals Corp. and its subsidiaries (together, the Company) as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated balance sheets as at December 31, 2021 and 2020;

•	the consolidated statements of income for the years then ended;

•	the consolidated statements of comprehensive income for the years then ended;

•	the consolidated statements of cash flows for the years then ended;

•	the consolidated statements of changes in equity for the years then ended; and

•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Assessment of indicators of impairment and impairment reversal of mineral interests

Refer to note 3 - Significant accounting policies, note 4 - Critical judgements and estimation uncertainties, and note 12 - Impairment and impairment reversal to the consolidated financial statements.

The carrying value of mineral interests amounted to $1,225 million as at December 31, 2021. Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed (together, impairment indicators). If impairment indicators exist, management shall estimate the recoverable amount of the asset. Management applies significant judgment in assessing whether impairment indicators exist. These include amongst others significant adverse changes to: (i) cost considerations, (ii) current and forecasted commodity prices, (iii) industry or economic trends, and (iv) relevant operators’ information.

We considered this a key audit matter due to (i) the significance of the carrying values of the mineral interests, (ii) the significant judgment made by management in assessing whether impairment indicators exist, and (iii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence related to management’s assessment of impairment indicators.

Our approach to addressing the matter included the following procedures, among others:

•   Evaluated the reasonableness of management’s assessment of impairment indicators related to significant adverse changes to: (i) cost considerations, (ii) current and forecasted commodity prices, (iii) industry or economic trends, and (iv) relevant operators’ information, by considering:

–     current and past performance of mineral interests when compared to expected performance;

–     external market and industry data;

–     operators of mineral interests’ publicly disclosed relevant information; and

–     evidence obtained in other areas of the audit.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Marelize Barber.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

February 22, 2022

Triple Flag Precious Metals Corp.

Consolidated Balance Sheets

As at December 31 ($US thousands)	2021	2020
ASSETS
Cash and cash equivalents (Note 7)	$40,672	$20,637
Amounts receivable and prepayments (Note 8)	7,024	9,404
Inventory (Note 9)	1,372	-
Loans receivable (Note 10)	9,688	-
Income tax receivable	-	954
Investments (Note 11)	13,672	27,577
Current assets	72,428	58,572

Mineral interests (Note 12)	1,225,233	1,228,720
Loans receivable (Note 10)	-	5,814
Other assets (Note 14)	3,151	5,819
Deferred income tax (note 23)	2,597	1,994
Non-current assets	1,230,981	1,242,347

TOTAL ASSETS	$1,303,409	$1,300,919

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities (Note 15)	$4,730	$3,329
Lease obligation - current (Note 16)	270	252
Income tax payable	334	538
Current liabilities	5,334	4,119

Long-term debt (Note 17)	-	275,000
Lease obligation - non current (Note 16)	857	1,126
Deferred income tax (Note 23)	2,434	1,400
Derivative liability	-	331
Other non-current liabilities	162	-
Non-current liabilities	3,453	277,857

Shareholders’ equity
Share capital (Note 24)	1,253,013	1,009,151
Retained earnings	40,298	10,035
Accumulated other comprehensive loss	-	(243)
Other	1,311	-
	1,294,622	1,018,943

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,303,409	$1,300,919

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors

(s) Shaun Usmar	(s) Susan Allen

Shaun Usmar, Director	Susan Allen, Director

Triple Flag Precious Metals Corp.

Consolidated Statements of Income

For the years ended December 31 ($US thousands, except per share information)	2021	2020
Revenue (Note 28)	$150,421	$112,588

Cost of sales
Cost of sales excluding depletion	13,496	9,259
Depletion	53,672	53,231
Gross profit	83,253	50,098

General administration costs (Note 18)	12,213	7,394
IPO readiness costs	670	-
Sustainability initiatives	855	58
Business development costs	771	119
Impairment charges (Note 13)	-	7,864
Operating income	68,744	34,663

Gain on disposition of mineral interests (Note 12)	-	30,926
(Decrease) Increase in fair value of investments (Note 11)	(10,786)	6,447
Finance costs, net (Note 19)	(5,673)	(9,860)
Loss on derivatives (Note 26)	(297)	-
Foreign currency translation loss	(25)	(16)
Other (expenses) income	(16,781)	27,497

Earnings before income taxes	51,963	62,160
Income tax expense (Note 23)	(6,436)	(6,595)
Net earnings	$45,527	$55,565

Earnings per share - basic and diluted (Note 31)	$0.31	$0.48

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Consolidated Statements of Comprehensive Income

For the years ended December 31 ($US thousands)	2021	2020
Net earnings	$45,527	$55,565
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on derivative designated as cash flow hedge	34	(331)
Unrealized tax (expense) recovery on derivative designated as cash flow hedge	(9)	88
Realized loss on derivative designated as cash flow hedge	297	-
Realized tax (recovery) on derivative designated as cash flow hedge	(79)	-
Total other comprehensive income (loss)	243	(243)
Total comprehensive income	$45,770	$55,322

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Consolidated Statements of Cash Flows

For the years ended December 31 ($US thousands)	2021	2020
Operating activities
Net earnings	$45,527	$55,565
Adjustments for the following items:
Depletion of mineral interests	53,672	53,231
Amortization (Note 18)	399	399
Impairment charges (Note 13)	-	7,864
Gain on disposition of mineral interests (Note 12)	-	(30,926)
Decrease (increase) in fair value of investments (Note 11)	10,786	(6,447)
Stock option expense	1,311	-
Income tax expense	6,436	6,595
Finance and other costs	6,412	10,390
Operating cash flow before working capital and taxes	124,543	96,671
Income taxes paid	(5,303)	(7,340)
Change in working capital (Note 30)	775	(4,954)
Operating cash flow	120,015	84,377

Investing activities
Acquisition of mineral interests	(51,263)	(729,682)
Proceeds on disposition of mineral interests (Note 12)	-	78,028
Proceeds on sale of investments, net (Note 11)	3,118	-
Net cash used in investing activities	(48,145)	(651,654)

Financing activities
Proceeds from long-term debt (Note 17)	44,000	328,000
Repayments of long-term debt (Note 17)	(319,000)	(110,000)
Proceeds from share issuance (Note 24)	263,761	370,000
Share issue costs (Note 24)	(18,646)	-
Normal course issuer bid purchase of common shares (Note 24)	(1,679)	-
Dividends paid (Note 24)	(14,838)	-
Repayments of lease obligation (Note 16)	(258)	(218)
Payments of interest on lease obligation (Note 16)	(81)	(89)
Payments of interest on long-term debt	(5,094)	(9,721)
Debt issue costs and other	-	(844)
Net cash (used in) from financing activities	(51,835)	577,128
Effect of exchange rate changes on cash and cash equivalents	-	18
Increase in cash and cash equivalents during the year	20,035	9,869
Cash and cash equivalents at beginning of the year	20,637	10,768
Cash and cash equivalents at end of the year	$40,672	$20,637

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Consolidated Statements of Changes in Equity

($US thousands, except share information)	Common Shares	Share Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Other	Total
At January 1, 2020	97,915,712	$639,151	$(45,530)	$-	$-	$593,621

Issuance of shares (Note 24)	37,987,680	370,000	-	-	-	370,000
Net earnings	-	-	55,565	-	-	55,565
Other comprehensive loss	-	-	-	(243)	-	(243)

Balance at December 31, 2020	135,903,392	$1,009,151	$10,035	$(243)	$-	$1,018,943

At January 1, 2021	135,903,392	$1,009,151	$10,035	$(243)	$-	$1,018,943

Issuance of shares, net of issuance costs (Note 24)	20,289,323	245,115	-	-	-	245,115
Normal course issuer bid purchase of common shares	(155,978)	(1,253)	(426)	-	-	(1,679)
Stock-based compensation	-	-	-	-	1,311	1,311
Net earnings	-	-	45,527	-	-	45,527
Dividends paid	-	-	(14,838)	-	-	(14,838)
Other comprehensive income	-	-	-	243	-	243

Balance at December 31, 2021	156,036,737	$1,253,013	$40,298	$-	$1,311	$1,294,622

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019 under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The consolidated financial statements of TF Precious Metals for the years ended December 31, 2021 and 2020 comprises TF Precious Metals and its wholly owned subsidiaries (together the “Company” or “Triple Flag”).

The Company is a gold-focused streaming and royalty company. The revenues are generated from a diversified portfolio of properties in Australia, Canada, Colombia, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) under the historical cost convention, as modified by certain financial assets. Certain comparative figures have been reclassified to conform to current year presentation. These consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on February 22, 2022.

3. Summary of significant accounting policies

The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a.	Consolidation principles

The consolidated financial statements incorporate the financial statements of TF Precious Metals and its wholly owned subsidiaries: Triple Flag International Ltd. (“TF International”), TF R&S Canada Ltd., TF Australia Holdings Ltd. and Triple Flag USA Royalties Ltd.

Subsidiaries are fully consolidated from the date on which the Company acquires control. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. Balances, transactions, revenues and expenses between the parent and its subsidiaries are eliminated on consolidation.

The principal subsidiaries of the Company and their geographic locations at December 31, 2021 were as follows:

Entity	Location	Ownership
Triple Flag International Ltd.	Bermuda	100%
TF R&S Canada Ltd.	Canada	100%
TF Australia Holdings Ltd.	Canada	100%
Triple Flag USA Royalties Ltd.	United States	100%

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

b.	Foreign currency

The presentation and functional currency of the Company is the United States dollar (“USD”). The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the entity operates. Due to the following factors, the functional currency of each entity is USD:

•	the revenues are based on commodities that are actively traded and denominated in USD;

•	the cash component of cost of sales is linked to commodity prices that are denominated in USD;

•	the capital management strategy is aimed at keeping most of the Company’s cash balances in USD;

•	the capital is raised in USD; and

•	the investments are made predominantly in USD.

Foreign currency transactions are translated into the entity’s functional currency using the exchange rate prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income and comprehensive income. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at the historical exchange rates prevailing at each transaction date.

c.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with original maturities of 90 days or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

d.	Inventory

Precious metals delivered under a precious metal purchase and sale agreement are recorded as inventory on the date of delivery. The amount recognized as inventory comprises the ongoing cash payments made by the Company pursuant to the agreement and the capitalized depletion associated with the respective metal delivered. Inventory is valued at the lower of cost and net realizable value and cost is determined on the first-in first-out basis.

e.	Mineral interests

General

Mineral interests represent stream agreements for which settlement is called for in the delivery of a percentage of production of precious metal from a mine and royalty agreements. The major categories of the Company’s interests are producing mines and development or exploration projects. Producing assets are those that generate revenue from operations for the Company or are expected to generate revenue within the next year. Development stage projects are those that are not yet producing, but where, in management’s view, the technical feasibility and commercial viability of extracting Mineral Resources are identifiable. Exploration stage assets represent interests on projects where technical feasibility and commercial viability of extracting Mineral Resources are not demonstrable. Mineral interests for producing and development stage assets are recorded at cost and capitalized as tangible assets with finite lives in accordance with IAS 16, Property, Plant and Equipment. They are subsequently measured at cost less accumulated depletion and accumulated impairment charges. Exploration stage projects are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources (“IFRS 6”).

The cost of the mineral interest comprises the purchase price and any costs directly attributable to acquiring the interest. In the event that an acquisition contains more than one commodity, the fair value of an allocation to each commodity is based on the discounted expected and modelled relative cash flows from each commodity in the stream arrangement over the life of the streams.

The acquisition costs of recoverable resources, which comprise Mineral Reserves and Mineral Resources whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator (“converted resources”), are recorded as a depletable asset on the acquisition date.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The Company uses the following criteria in its assessment of technical feasibility and commercial viability:

•	Geology and Mineral Resources: assessment of the location, quantity, grade or quality, continuity and other geological characteristics of a mineral deposit, the basis of estimates and interpretations from specific geological evidence and knowledge, including sampling.

•	Mineral Reserves: consideration of all relevant modifying factors pertinent to Mineral Resources to determine Mineral Reserves; these include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

•	Technical studies: the status and extent of technical studies, specifically, feasibility, preliminary feasibility and preliminary economic assessments, within the context of the foregoing.

On acquisition of a mineral interest, an allocation of its fair value is attributed to the exploration potential of the mineral interest. The value associated with exploration potential is the value beyond proven and probable reserves and converted resources at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category. Updated Mineral Resources and Mineral Reserves information obtained from the operators of the properties is used to assess the amount to be converted from non-depletable interest to depletable interest. If the cost of a mineral interest includes any contingent consideration, the contingent consideration is measured at fair value on the date of the acquisition and included in the cost of the mineral interest. Subsequent changes in fair value of the contingent consideration are recorded against the cost of the mineral interest acquired.

Depletion

Mineral interests in producing mines are depleted based on deliveries of precious metal under the stream agreement or payment of royalties under royalty agreements over the Company’s attributable share of total estimated recoverable resources to be produced at the mine. The life of the mineral properties is estimated using life of mine (“LOM”) models specifically associated with the mineral properties which include Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator. Where LOM models are not available for a mineral property, the Company uses publicly available information related to the mineral interest to estimate the life of the property and portion of Mineral Resources that the Company expects to be converted into Mineral Reserves. Where LOM models and publicly available Mineral Reserves and Mineral Resources statements are not available, depletion is based on the Company’s best estimate of the volumes to be delivered under the contract. The Company relies on information it is entitled to under contracts with operators and/or public disclosures for information on Mineral Reserves and Mineral Resources from the operators of the producing mineral interests. Any changes to depletion rates are accounted for prospectively as a change in estimate.

Depletion for development and exploration stage projects does not begin until revenue generating activities begin.

Impairment

Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed (together, impairment indicators). If impairment indicators exist, management shall estimate the recoverable amount of the asset. Management applies significant judgment in assessing whether impairment indicators exist. These include, amongst others, significant adverse changes to: (i) cost considerations, (ii) current and forecasted commodity prices, (iii) industry or economic trends, and (iv) relevant operators’ information.

The carrying values of mineral interests are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Management considers each precious metal purchase and sale agreement or royalty agreement to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other interests in accordance with IAS 16, Impairment of Assets.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Where impairment indicators are identified, an asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The recoverable amount of the asset is the greater of its fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amount, the Company focuses on the FVLCD as this will generally be greater than or equal to the VIU. The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm’s length transaction. Where appropriate, the Company uses VIU, which is calculated using the present value of future cash flows expected to be derived from an asset. Impairment charges are included in the “Impairment charges” line within the consolidated statements of income and comprehensive income.

An impairment charge is reversed if there is an indication that an impairment charge recognized in prior periods may no longer exist or may have decreased since the impairment charge was recognized. Impairment charges can be reversed only to the extent that the recoverable amount exceeds the carrying amount that would have been determined had no impairment been recognized previously.

Exploration stage projects are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized when the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. When exploration stage projects are reclassified (to either development stage or producing stage), the project is tested for impairment. Any resulting impairment charge is recognized in consolidated statements of income and comprehensive income.

f.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	3 - 5 years
Right-of-use asset	Lease term

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate. Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains (losses) in the consolidated statements of income and comprehensive income.

g.	Intangibles

Intangibles comprise the initial software and configuration cost of the Company’s ERP system. Definite lived intangible assets acquired separately are initially recognized at cost. The cost of assets acquired separately includes directly attributable costs to bring the asset to its intended use.

Subsequent to initial recognition, the intangible asset is carried at cost less accumulated amortization and accumulated impairment losses. The amortization of the computer software is recorded on a straight-line basis over the estimated useful life of 5 years.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

h.	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. As of December 31, 2021 and 2020, the Company has not identified any qualifying assets.

Other borrowing costs are expensed in the period in which they are incurred.

i.	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of income and comprehensive income except to the extent that they relate to a business combination, or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

•	temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

j.	Revenue recognition

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other similar interests. Revenue is measured at the fair value of the consideration received or receivable for the sale of precious metals and/or receipt of mineral royalties in the ordinary course of the Company’s activities.

For streaming interests, gold, silver and diamonds acquired from the mine operator under stream arrangements are sold by the Company to external customers through a third-party broker. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity, and payment of the transaction price is generally due immediately when control has been transferred.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

For royalty interests, the commodities are sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfers to the customer and the Company has an unconditional right to payment under the royalty agreement. Revenue from the royalty arrangement is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is the percentage of gross revenues associated with the commodity sold less contractually allowable costs, if any, per the terms of the royalty arrangement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

k.	Cost of sales excluding depletion

Cost of sales excluding depletion is recorded at the price paid to the operator under the relevant purchase agreement.

l.	Financial instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognized on the Company’s consolidated balance sheets when the Company has become a party to the contractual provisions of the instrument.

Financial instruments are recognized initially at fair value. After initial recognition, non-derivative financial instruments are classified and measured as described below. Transaction costs associated with financial instruments are amortized over the term of the instrument.

Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) — debt investment; and fair value through profit and loss (“FVTPL”). The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial assets.

a)	Debt instrument

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income, foreign currency translation gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Financial assets measured at amortized cost includes cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments) and notes receivable (included in other assets).

Receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are all due for settlement within 45 days and are therefore classified as current. Amounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Company holds the receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Financial assets that are held for collection of contractual cash flows (where the contractual cash flows represent solely payments of principal and interest) and for selling, are measured at FVOCI. Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

b)	Equity instrument

The Company measures all equity instruments at FVTPL. Changes in the fair value of financial assets at FVTPL are recognized in “Increase (decrease) in fair value of investments” in the statements of income and comprehensive income. Equity instruments include equity investment and warrants.

Financial liabilities

On initial recognition, a financial liability is classified as measured at amortized cost or FVTPL. Financial liabilities are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial liabilities.

Amounts payable and other liabilities, lease obligation and long-term debt are accounted for at amortized cost.

Impairment

The Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost.

The Company applies the simplified approach permitted by IFRS 9 — Financial Instruments (“IFRS 9”) for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the ECLs, receivables have been grouped based on shared credit risk characteristics and the days past due.

Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on receivables are presented as net impairment losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

m.	Derivative instruments and hedge accounting

Derivative instruments are recorded at fair value on the balance sheet, classified based on contractual maturity. Derivative instruments are classified as hedges of fair value of recognized assets or liabilities or firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Cash flow hedges

Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income (“OCI”). The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in OCI are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability. When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in OCI at that time remains in OCI and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in OCI is immediately transferred to the consolidated statements of income.

n.	Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

o.	Earnings per share

Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of the common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. The Company had no dilutive instruments as at December 31, 2021 and 2020. In the event of a share consolidation or share split, the calculation of basic and diluted earnings per share is adjusted retrospectively for all periods presented.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

p.	Segment reporting

The Company’s business is organized and reported as a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. The Company’s chief operating decision-maker, the Chief Executive Officer (“CEO”), makes capital allocation decisions, reviews operating results and assesses performance.

q.	Share-based payments

The Company offers equity-settled (Stock Option Plan (“SOP”)), cash-settled (Restricted Share Units (“RSU”), and Deferred Share Units (“DSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value using the Black-Scholes model with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award and recorded in general administration costs with the corresponding entry recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date.

The Company uses the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate which is estimated based on a number of factors, including historical forfeiture rates and expectations of future forfeiture rates. The Company make adjustments if the actual forfeiture rate differs from the expected rate.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award and are required to be re-measured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded in general administration costs. The cost of cash-settled awards are recorded within liabilities until settled.

Stock option plan

Under the Company’s SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which may not be less than the fair market value of a common share (being the volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) on the five trading days immediately prior to the applicable date on which the stock option is granted). The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved and communicated to the employee. Stock options vest equally over three years and have a 7 year expiry. The SOP arrangement has graded vesting terms. The cost of the instruments issued under the SOP is calculated using the Black-Scholes model. The cost is adjusted by the expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Restricted share units

Under the Company’s RSU plan, certain employees and officers are granted RSUs where each RSU has a value equal to one common share. The RSUs have a 36-month cliff vesting period and are settled in cash 36 months after the grant date. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general and administration costs.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Deferred share units

Under the Company’s DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive all of their annual retainer in the form of DSUs. Each DSU has the same value as one common share of Triple Flag. DSUs must be retained until the Director leaves the Board. Following an eligible Director ceasing to hold all positions with the Company, the Director will receive a payment in cash at the fair market value of the common shares represented by his or her DSUs on the Director’s elected redemption date. Additional DSUs are credited to reflect dividends paid on common shares. A liability for DSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

r.	Sustainability initiatives

Sustainability initiatives represent costs the Company incurs on various Environmental, Social and Governance (“ESG”) activities. This includes acquiring carbon offsets to counter the Company’s carbon footprint, which consists of greenhouse gas emissions associated with its direct business activities, as well as its share of emissions associated with the production of attributable metal to the point of saleable metals by its counterparties. Sustainability initiatives also include funding of bursary programs for post -secondary students in South Africa and local community programs in Australia, as well as various social initiatives, including donations. These costs are expensed in the statement of income as they are incurred.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies, which are described in Note 3, the reported amounts of assets and liabilities and disclosure of commitments at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from those estimates.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty and judgments used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year, are discussed below:

COVID-19 Pandemic

The coronavirus (“COVID-19”) was characterized as a global pandemic by the World Health Organization on March 11, 2020, and developed rapidly, with a significant number of cases. Several operating and development projects in the mining industry were impacted and continue to be impacted due to the COVID-19 pandemic and the duration and full financial impact of COVID-19 is not known at this time. On October 13, 2021, Steppe Gold announced that continuing high rates of COVID-19 in Mongolia had caused supply disruptions at the ATO mine. While these delays are considered to be temporary and resulted in an effective pause to production, mining and stacking on the heap leach phase continued uninterrupted, representing a deferral of production from the second half of 2021 to 2022.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

COVID-19 and efforts to contain it continue to have an effect on commodity prices and capital markets and if the operation or development of a mining project in which the Company holds a stream or royalty interest and from which it receives or expects to receive significant revenue is suspended and remains suspended for an extended period of time, it may have a material adverse impact on the Company’s profitability, results of operations, and financial condition. As at December 31, 2021, no other mines or development projects where the Company holds streams or royalties had suspended operations. We continue to monitor the impact of the COVID-19 pandemic and the emergence of new strains of the virus.

Triple Flag delivered $120,015 in operating cash flow for the year ended December 31, 2021. At December 31, 2021, Triple Flag had $40,672 in cash, and $600,000 available for drawing under the Credit Facility (including the accordion), providing the Company with sufficient liquidity to manage through this period of uncertainty.

Management exercised significant judgment in determining the impact of COVID-19 on the Company’s consolidated financial statements, including with respect to financial risks, liquidity, the assessment of going concern, life of mine estimates, impairment triggers and carrying values of the Company’s mineral interests and amounts receivable (largely, royalties receivable). Management concluded that there was no material impact from COVID-19 on its financial results at this time.

Mineral Reserves, Mineral Resource estimates and depletion

Mineral interests represent agreements for which settlement is called for in the payment of royalties or the multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company’s assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company’s consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves is applied in estimating future deliveries under the agreement and determines rates of depletion and recoverability of the carrying value of the mineral interests.

In assessing the Company’s estimates of Mineral Resources and Mineral Reserves for a specific property, the Company assesses public disclosures of Mineral Resources and Mineral Reserves released by the operators and, if available, the associated mine plan to estimate total expected deliveries under the agreement.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

•	estimates of mine operating costs;

•	foreign exchange rates and commodity prices;

•	terms for offtake agreements;

•	future development costs; and

•	geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

•	the size of the land package applicable to the agreement;

•	the cost and intensity of exploration programs proposed by the mine operator;

•	geological structures; and

•	ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Impairment

The Company has assessed whether there are any impairment indicators (or reversal of impairment) for the Company’s mineral interests as at December 31, 2021 and concluded that there are no indicators of impairment or reversal of impairment.

Income taxes

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other potential countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, governmental charges, duties or impositions.

Business combinations

The assessment of whether an acquisition meets the definition of a business or is considered the acquisition of an asset is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, that of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of Mineral Resources and Mineral Reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

5. Adoption of accounting policies

New accounting standards effective in 2021

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2021:

Interbank Offered Rates (“IBOR”) Reform and its effects on Financial Reporting

In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2 (“Phase 2”), which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures. On January 1, 2021, the Company adopted the amendments to hedging relationships and financial instruments retrospectively. Comparative amounts have not been restated, and there was no impact on the accumulated reserves amounts in accumulated other comprehensive income (“AOCI”) on adoption.

The Phase 1 amendments, disclosed in the financial statements for the year ended December 31, 2020, provided temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform. The reliefs had the effect that IBOR reform should not generally cause hedge accounting to terminate prior to contracts being amended. However, hedge ineffectiveness, if any, continued to be recorded in the income statement. Furthermore, the amendments set out triggers for when the reliefs would end, which included the uncertainty arising from interest rate benchmark reform no longer being present.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The Phase 2 amendments address issues arising during interest rate benchmark reform, including specifying when the Phase 1 amendments will cease to apply, when hedge designations and documentation should be updated, and when hedges of the alternative benchmark rate as the hedged risk are permitted.

At January 1, 2021, the Company adopted the following hedge accounting reliefs provided by Phase 2 of the amendments:

Hedge accounting

When the Phase 1 amendments cease to apply, the Company will amend its hedge designation to reflect changes which are required by IBOR reform, but only to make one or more of these changes:

•	designating an alternative benchmark rate as a hedged risk;

•	amending the description of the hedged item, including the description of the designated portion of the cash flows being hedged; or

•	amending the description of the hedging instrument.

These amendments to the hedge documentation did not require the Company to discontinue its hedge relationships. The Company has not made any amendments to its hedge documentation in the reporting period relating to IBOR reform.

The Company had previously applied hedge accounting on its pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150,000 of its Credit Facility, which was terminated on May 28, 2021. Refer to Note 26.

Long-term debt

The Company currently has an undrawn Credit Facility that is carried at amortized cost and its interest charges can vary with the LIBOR rate if the Company elects to do so. When the decision is made to replace LIBOR in the Credit Facility with an alternative benchmark rate, the Company will assess the impact on its financial statements, including relevant disclosures.

As at January 1, 2021, the Company has applied the practical expedients offered under Phase 2 of the amendments to its $275,000 of long-term debt measured at amortized cost. Phase 2 of the amendments require that, for financial instruments measured using amortized cost measurement, changes to the basis for determining the contractual cash flows required by interest rate benchmark reform are reflected by adjusting their effective interest rate and no immediate gain or loss is recognized.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

6. Key developments

a.	Gunnison Stream Amendment

On December 22, 2021, the Company and Excelsior Mining Corp., including its subsidiaries (“Excelsior”), agreed to an amendment of the Stream Agreement between the Company and Excelsior, thereby helping facilitate certain transactions. Pursuant to the amendment, the Company and Excelsior agreed to remove Excelsior’s buydown option and concurrently agreed to re-price Triple Flag’s 3.5 million common share purchase warrants to C$0.54 per common share (from the prior exercise price of C$1.50 per common share). This amendment was reflected in our results for the year ended December 31, 2021, and did not have a material impact on the Company’s financial statements.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

b.	Acquisition of Chilean Royalty Portfolio

On December 21, 2021, the Company entered into an agreement with Azufres Atacama SCM to acquire 2% NSR royalties on each of the Aster 2, Aster 3 and Helada properties that are proximal to Gold Fields Limited’s (“Gold Fields”) Salares Norte project in Chile for $4,900. These properties cover prospective exploration ground that Gold Fields has been exploring. The Salares Norte project is currently under construction with anticipated first production in 2023. The royalties include buydown provisions that would reduce the amount of each NSR royalty from 2% to 1%. The amount to be received by the Company if the buydown provisions are exercised would be $2,000 for the Aster 2 royalty and $4,000 for each of the Aster 3 and Helada royalties. The acquisition of the royalties has been recorded as mineral interests.

c.	Automatic Share Purchase Plan

In December 2021, in connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with the designated broker responsible for the normal course issuer bid (“NCIB”) program. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company may instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP was implemented effective as of January 1, 2022.

d.	Normal Course Issuer Bid

In October 2021, the Company established an NCIB program. Under the program, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB program are authorized until October 13, 2022. Daily purchases will be limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021, being 32,872 common shares, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB program will be cancelled. As at December 31, 2021, the Company had purchased 155,978 of its common shares under the NCIB, which have been cancelled.

e.	Dividend Reinvestment Plan

In October 2021, Triple Flag announced that it had implemented a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional and will not affect shareholders’ cash dividends, unless they elect to participate in the DRIP. At the company’s discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from Treasury. The plan is effective for dividends declared by the Company, beginning with dividends declared November 2021.

f.	Initial Public Offering

TF Precious Metals closed its initial public offering (“IPO”) on May 26, 2021. TF Precious Metals sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021, the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. The common shares are listed on the Toronto Stock Exchange in both Canadian and U.S. dollars under the symbols TSX: TFPM and TSX: TFPM.U, respectively. Total proceeds from the IPO, net of underwriter fees and various issue costs, were $245,115.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

g.	IAMGOLD Royalty Portfolio Purchase

On January 12, 2021, the Company entered into an agreement (the “IAMGOLD Agreement”) to purchase a royalty portfolio from IAMGOLD Corporation and certain of its subsidiaries (together, “IAMGOLD”). On March 26, 2021, the Company and IAMGOLD entered into an amendment agreement pursuant to which the Company agreed to acquire a royalty portfolio consisting of 34 royalties on various exploration and development properties for an aggregate acquisition price of $45,667. The acquisition of 33 royalties for $35,667 closed effective March 26, 2021. The acquisition of the remaining royalty, Antofagasta’s Polo Sur project located in Chile, closed on April 16, 2021, following satisfaction of certain corporate actions in Chile. Transaction costs incurred of $393 were capitalized at the acquisition date.

h.	Buriticá Gold Stream — Exercise of Buyback Option

On September 22, 2020, the Company received an irrevocable notice from the operator of the Buriticá mine, Zijin Mining, to exercise the buyback option it had on the Buriticá gold stream. On December 29, 2020, the Company received a cash payment of $78,028, calculated as $80,000 less adjustments based on gold ounces delivered to the Company during the fourth quarter of 2020 and recorded a gain of $30,926 on disposition of the gold stream. The Buriticá silver stream remains unaffected and is not subject to any reduction.

i.	Credit Facility Amendment

On September 21, 2020, the Company increased the existing four-year Credit Facility from $400,000 to $500,000, with an additional uncommitted accordion of $100,000, for a total availability of up to $600,000. Under the amendment, the applicable interest rate margin under the facility was reduced by 25 basis points across all tiers. All other significant terms of the Credit Facility remain unchanged, including maturity date, which remains at August 30, 2023.

j.	Northparkes Gold and Silver Stream

On July 10, 2020, the Company entered into an agreement with certain subsidiaries of China Molybdenum Co., Ltd. (“CMOC”), to receive gold and silver deliveries determined by reference to gold and silver production of the Northparkes mine located in New South Wales, Australia. Northparkes is currently owned 80% by CMOC and 20% by Sumitomo Corporation and Sumitomo Metal Mining Co., Ltd. On July 17, 2020, TF International paid an upfront cash advance amount of $550,000 to CMOC, and will make additional ongoing payments equal to 10% of the spot gold price at the time of delivery for each ounce delivered in exchange for gold deliveries equal to 54% of Northparkes’ payable gold production until 630,000 ounces have been delivered to Triple Flag, and 27% of payable gold production thereafter. In addition, the Company will make ongoing payments equal to 10% of the spot silver price for silver deliveries equal to 80% of Northparkes’ payable silver production until 9,000,000 ounces have been delivered to Triple Flag, and 40% of payable silver production thereafter, in each case for production within all concentrate shipments following the July 1, 2020 effective date. Transaction costs incurred of $4,032 were capitalized at the acquisition date. The parties have agreed to fixed payability factors of 93% for gold and 90% for silver. The stream has been recorded as a mineral interest.

k.	Nevada Copper Stream Amendment and Acquisition of Royalties

On March 27, 2020, Triple Flag entered into an agreement with Nevada Copper Corp. (“Nevada Copper”) consisting of several components totaling $35,000 in near-term funding and a contingent payment of $5,000. The first component was a stream amendment whereby TF International would advance an additional deposit of $ 15,000 to Nevada Copper, bringing the total amount of funding for the Pumpkin Hollow underground stream to $85,000. As consideration for the additional advance of $15,000, the parties agreed to increase the stream rate for gold and silver to 97.5% from 90% and reduce the variable gold and silver price payable by the Company on delivery of gold and silver from 10% to 5% of the relevant spot price. The first $10,000 was funded on May 1, 2020, and the balance is being funded through reinvestment of 50% of the first $10,000 cash flow generated from the stream from May 1, 2020 onwards. Funding through reinvestment of cash flows generated is being recorded at the funding date.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The second component of the agreement was the purchase of a 0.7% Net Smelter Return (“NSR”) royalty on the open pit portion of the Pumpkin Hollow copper project for $17,000, which was paid on March 27, 2020. The third component of the agreement was the purchase of a 2% NSR Tedeboy Area royalty for $3,000 and a contingent payment of $5,000. The $3,000 was paid on March 27, 2020 and remaining contingent payment of $5,000 will be funded upon commencement of commercial production. The additional deposit and royalties have been recorded as mineral interests. The contingent payment will be recorded as a mineral interest at the funding date.

l.	Royal Bafokeng Platinum Limited Gold Stream

On October 13, 2019, the Company announced an agreement with Royal Bafokeng Platinum Limited (“RBPlat”), a company headquartered in South Africa and listed on the JSE (Johannesburg Stock Exchange), its direct and indirect subsidiaries Royal Bafokeng Resources Proprietary Limited and Maseve Investments 11 Proprietary Limited, pursuant to which TF International agreed to purchase a 70% gold stream on RBPlat’s Platinum Group Metals (“PGM”) operations in exchange for $145,000 and ongoing payments of 5% of the spot gold price for each ounce of gold delivered under the agreement. Under the terms of the agreement, Triple Flag receives 70% of the payable gold until 261,000 ounces are delivered, and 42% of the payable gold thereafter. The parties have agreed to a fixed payability ratio of 85%, and to a gold recovery floor mechanism whereby for the first 5 calendar years commencing at closing, if gold recoveries at the RBPlat PGM processing facilities are less than 66%, the Company will be entitled to receive an additional delivery of gold representing the amount of gold that would have been delivered in such year had gold recoveries been 66%. Transaction costs include capitalized costs of $115. The transaction closed on January 23, 2020.

7. Cash and cash equivalents

As at December 31	2021	2020
Bank balances	$17,661	$20,637
Short-term deposits	23,011	-
Total cash and cash equivalents	$40,672	$20,637

Cash and cash equivalents include cash and money market investments with original maturities of less than 90 days.

8. Amounts receivable and prepayments

As at December 31	2021	2020
Royalties receivable	$6,313	$8,945
Prepayments	637	240
Sales tax recoverable	74	219
Total amounts receivable and prepayments	$7,024	$9,404

Royalties receivable represents amounts that are generally collected within 45 days of quarter-end. Prepayments largely represent various insurance programs that are in place.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

9. Inventory

As at December 31	2021	2020
Gold credits[1]	$938	$-
Silver credits[2]	434	-
Total inventory	$1,372	$-

1.	Represents 1,188 oz of gold (2020: nil), and includes depletion of $727 at December 31, 2021 (2020: $nil).

2.	Represents 34,194 oz of silver (2020: nil), and includes depletion of $352 at December 31, 2021 (2020: $nil).

Inventory comprises unsold ounces of gold and silver credits acquired, all of which were sold in the month following year-end. Cost of sales represents the value of inventory expensed during the year.

10. Loans receivable

As at December 31	2021	2020
Bridge Financing - Stornoway Diamonds[1,3]	$8,561	$3,843
Working Capital Facility - Stornoway Diamonds[2,3]	1,127	1,971
Total loans receivable	$9,688	$5,814

1.	Represents a receivable under a bridge financing facility provided by certain secured lenders, including the Company, in June 2019 to Stornoway and certain of its subsidiaries. The loan bears interest at 8.25% per annum which is calculated and compounded monthly and is capitalized until repayment. The increase in the loan balance during the year ended December 31, 2021 represents additional funding and interest accrued on the loan. The loan matures on April 30, 2022.

2.	Represents working capital financing initially provided to Stornoway in 2019. The loan bears interest at 12.5% which is calculated and compounded monthly and is capitalized until repayment. The decrease in the loan balance during the year ended December 31, 2021 represents a $1,108 repayment, partially offset by interest accrued on the loan. The loan matures on April 30, 2022.

3.	The Bridge Financing and Working Capital Facility rank senior to all other creditors of Stornoway.

11. Investments

As at December 31	2021	2020
Equity investment in GoldSpot Discoveries Corp.[1]	$4,711	$2,276
Equity investment and warrants in Excelsior Mining Corp.[2]	4,571	12,582
Equity investment in Talon Metals Corp.[3]	2,397	1,680
Equity investment and warrants in Nevada Copper Corp.[4]	1,389	3,006
Equity investment and warrants in Steppe Gold Ltd.[5]	604	8,033
Total investments	$13,672	$27,577

1.	Includes 6.4 million common shares of GoldSpot Discoveries Corp. For the year ended December 31, 2021, 0.8 million shares were sold for $678.

2.	Includes 13.8 million Excelsior common shares and 3.5 million common share purchase warrants of Excelsior Mining Corp.

3.	On December 3, 2021, we acquired 5 million common shares of Talon Metals (“Talon Shares”) for C$413 pursuant to exercising our 5 million common share purchase warrants. Subsequent to year-end, the Company sold 5 million Talon Shares for C$3,700. The disposition will be recorded during the first quarter of 2022.

4.	Includes 2.5 million common shares and 1.5 million common share purchase warrants of Nevada Copper Corp.

5.	Includes 2.1 million common share purchase warrants, each of which is exercisable to acquire one common share of Steppe Gold Limited. Also includes 2.3 million unit purchase warrants each of which is exercisable to acquire: (i) one common share of Steppe Gold, and (ii) one common share purchase warrant of Steppe Gold. For the year ended December 31, 2021, 1.5 million shares of Steppe Gold Ltd. were sold for $2,770.

Investments comprise equity interests and warrants in publicly traded companies and have been recorded at fair value. The change in fair value reported in the consolidated statements of income for the year ended December 31, 2021 was $10,786 loss (2020: $6,447 gain). The fair value of the equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, and the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data. Refer to Note 26 for additional details.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

12. Mineral interests

December 31, 2021	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2021	$1,276,549	$183,755	$1,460,304
Additions[2]	542	50,721	51,263
As at December 31, 2021	$1,277,091	$234,476	$1,511,567

Accumulated depletion and impairments
As at January 1, 2021	$(200,060)	$(31,524)	$(231,584)
Depletion	(44,446)	(10,304)	(54,750)
As at December 31, 2021	$(244,506)	$(41,828)	$(286,334)
Carrying value	$1,032,585	$192,648	$1,225,233

December 31, 2020	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2020	$614,207	$163,517	$777,724
Additions[3]	709,444	20,238	729,682
Disposals[4]	(47,102)	-	(47,102)
As at December 31, 2020	$1,276,549	$183,755	$1,460,304

Accumulated depletion and impairments
As at January 1, 2020	$(154,294)	$(18,034)	$(172,328)
Depletion	(37,902)	(13,490)	(51,392)
Impairment charges[5]	(7,864)	-	(7,864)
As at December 31, 2020	$(200,060)	$(31,524)	$(231,584)
Carrying value	$1,076,489	$152,231	$1,228,720

1.	Includes $1,081,063 (2020: $1,105,174) of depletable mineral interest and $144,170 (2020: $123,546) of non-depletable mineral interest.

2.	Reflects acquisition of IAMGOLD royalty portfolio and Nevada Copper Stream reinvestment funding. See Note 6 for further details.

3.	Reflects acquisition of Northparkes gold and silver stream, RBPlat gold stream, Nevada Copper Stream amendment and acquisition of royalties. See Note 6 for further details.

4.	Reflects disposition of Buriticá gold stream which resulted in a gain of $30,926. See Note 6 for further details.

5.	Reflects impairment charges taken for the Renard stream. See Note 13 for further details.

13. Impairment of Streams, Royalties and other interests

In accordance with the Company’s accounting policy, non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Impairments in the carrying value of each cash-generated unit (“CGU”) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”), which is generally calculated using an estimate of future discounted cash flows.

For the years ended December 31, 2021 and 2020, the Company reviewed all of our assets for indicators of impairment or reversal of impairment for the Company’s mineral interests and concluded there were no indicators of impairment or reversal of impairment, except as noted below.

In September 2020, the Stornoway board approved a restart plan and Renard re-commenced production on September 1, 2020. Further to this restart plan, the shareholders of Stornoway increased the working capital facility by up to C$30,000 (up to C$3,750 for Triple Flag) in a senior secured working capital facility, resulting in the Company’s attributable portion of the working capital facility increasing from C$2,600 to C$6,350, of which C$780 (net of repayments of C$1,430) has been advanced as of December 31, 2021.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

In March 2020, in light of COVID-19, the Government of Quebec ordered a shutdown of all mining activities in Quebec and on April 15, 2020, lifted the ban. Concurrent with the initial order, Stornoway Diamonds Corporation (“Stornoway”), the owner and operator of the Renard mine, shut down all mining activities and put Renard on care and maintenance. When the government shutdown order was lifted, Stornoway decided to extend the care and maintenance period of its operations due to depressed diamond market conditions. The Company concluded that all of the above were triggering events. As a result, management performed an impairment assessment for the diamond stream investment as at March 31, 2020, resulting in an impairment of $7,864.

The stream investment in Renard was written down to its estimated recoverable amount of $13,739. The Company estimated the recoverable amount in accordance with the VIU model on a discounted cash flows basis and using a Monte Carlo simulation with discrete diamond pricing and restart scenarios. The different scenarios considered changes in the key assumptions used to project the forecast cash flows that are subject to risk and uncertainty including: (1) diamond prices, and (2) an estimate as to when Renard will resume production. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat, a real discount rate of 8.25% and weighted probabilities of different restart scenarios. The Company also performed a sensitivity analysis for the real discount rate. A 1% increase in discount rate would have resulted in an additional impairment charge of $640, while holding all other assumptions constant.

14. Other assets

As at December 31	2021	2020
Deferred charges – Credit Facility[1]	$1,805	$2,888
Right-of-use asset[2]	929	1,177
Leasehold improvements[3]	354	449
Furniture and fixtures[4]	58	85
Intangible asset[5]	5	35
Deferred charges – Other[6]	-	1,185
Total other assets	$3,151	$5,819

1.	Represents costs associated with issuance and amendment of the Credit Facility. These costs are being amortized as a component of interest over the life of the Credit Facility.

2.	Represents the asset that was recognized upon adoption of IFRS 16. It relates to a 7-year lease entered into by the Company for a term which commenced on October 1, 2018 and is being amortized over the remaining life of the lease.

3.	Represents costs incurred to get lease space ready for use and are being amortized over the lease term.

4.	Acquired in 2019 and are being amortized over 5 years.

5.	Includes initial software and configuration cost of the Company’s ERP system, which is being amortized over 5 years.

6.	Represents expenses relating to the IPO as at December 31, 2020. Of these costs, $670 relating to a U.S. listing on IPO were expensed for the year ended December 31, 2021, as the U.S. listing on IPO was not pursued. The balance was recorded in equity upon successful completion of the IPO.

15. Amounts payable and other liabilities

As at December 31	2021	2020
Accrued liabilities[1]	$3,223	$2,103
Amounts payable	147	775
Accrued interest[2]	496	451
Share-based payments (Note 22)	864	-
Total amounts payable and other liabilities	$4,730	$3,329

1.	Accrued liabilities include accruals for annual short-term incentive and services performed, both of which are expected to be paid subsequent to year-end.

2.	Accrued interest represents standby charges accrued on the Credit Facility.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

16. Lease obligation

As at December 31	2021	2020
At January 1	$1,378	$1,572
Repayments	(258)	(218)
Foreign exchange difference	7	24
At December 31	$1,127	$1,378

Lease obligation - current	$270	$252
Lease obligation - non-current	857	1,126
At December 31	$1,127	$1,378

17. Long-term debt

As at December 31	2021	2020
Long-term debt – beginning of year	$275,000	$57,000
Revolving Credit Facility drawdown	44,000	328,000
Repayments	(319,000)	(110,000)
Long-term debt	$-	$275,000

Revolving Credit Facility

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

•	Base rate loans with interest payable monthly at the greater of: (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (December 31, 2020: 0.75% and 1.75% per annum) depending upon the Company’s leverage ratio; or

•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.75% and 2.75% per annum (December 31, 2020: 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

As at December 31, 2021, the Credit Facility was fully repaid (December 31, 2020: $275,000). Finance costs, net for the year ended December 31, 2021 were $6,342 (2020: $10,300), including interest charges, the impact of the pay-fixed receive-float interest rate swap and standby fees. Standby fees range from 0.39% to 0.62% per annum (2020: 0.39% to 0.675% per annum) depending on the Company’s leverage ratio even if no amounts are outstanding under the Credit Facility. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at December 31, 2021, all such ratios and requirements were met.

On April 30, 2020, the Company entered into a pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150,000 of the Credit Facility. The swap was terminated on May 28, 2021. Refer to Note 26 for additional details.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

18. General administration costs

For the years ended December 31	2021	2020
Employee costs[1]	$8,401	$5,109
Office, insurance and other expenses	2,352	772
Professional services	1,061	1,114
Amortization	399	399
Total general administration costs	$12,213	$7,394

1.	Includes share-based compensation expense of $2,337 (2020: $nil).

19. Finance costs, net

For the years ended December 31	2021	2020
Interest expense - long-term debt	$6,342	$10,300
Interest expense - lease obligation	81	90
Interest income - other	(750)	(530)
Total finance costs, net	$5,673	$9,860

20. Commitments and contingencies

Commitments

Mineral interests

The following table summarizes the Company’s commitments to make per unit cash payments for metal to which it has the contractual right pursuant to the metal purchase and sale agreement:

Mineral interest	Commodity	Inception date	Attributable volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	65%(1)	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	25%(2)	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	50%(3)	17% of spot	Life of mine
Renard	Diamond	Nov. 29, 2017	4%	Lesser of 40% of achieved sales price or $40	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	97.5%(4)	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	97.5%(4)	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	16.5%(5)	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	100%(6)	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020	70%(7)	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	54%(8)	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	80%(9)	10% of spot	Life of mine

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.

2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter 25% of gold subject to an annual cap of 7,125 ounces.

3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter 50% of silver subject to an annual cap of 59,315 ounces.

4.	Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.

5.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison project’s production capacity increases. Triple Flag has the option to increase its stream participation percentage by paying an additional deposit of an amount up to US$65 million.

6.	The streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

7.	70% of payable gold produced until 261,000 ounces have been delivered and 42% thereafter.

8.	54% of payable gold produced until 630,000 ounces have been delivered and 27% thereafter.

9.	80% of payable silver produced until 9,000,000 ounces have been delivered and 40% thereafter.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Contingencies

i.	Kemess Project

On May 16, 2018, Triple Flag entered into a silver purchase and sale agreement in relation to silver production from the Kemess project. In exchange for an upfront deposit of $45,000 and ongoing payments of 10% of the average five-day silver market price for each ounce of silver purchased, Triple Flag will receive 100% of the payable silver produced at the mine, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of copper produced from the Kemess underground area and fixed payable metal percentages for copper and silver. The upfront deposit is to be paid in four instalments: $10,000 upon a construction decision, $10,000 on the first anniversary of the initial payment, and two $12,500 payments on the following two anniversaries.

Funding of the upfront deposit is subject to certain closing conditions, including the public announcement by Centerra Gold Inc. of a construction decision. To date, no construction decision has been announced.

ii.	Hemlo Royalty supplemental payment

The Company has contingent payments due in respect of the Hemlo royalty, which was acquired as part of the royalty portfolio purchased from Centerra Gold Inc. For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces, the Company is required to make payments of C$50. The Company has incurred C$300 since acquiring the royalty.

iii.	Eagle River Royalty supplemental payment

The Company has contingent payments due in respect of the Eagle River royalty, which was acquired as part of the royalty portfolio purchased from Centerra Gold Inc. For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces, the Company is required to make payments of C$50. The Company has incurred C$300 since acquiring the royalty.

iv.	Nevada Copper Stream Amendment and Acquisition of Royalties

Under the stream amendment, the Company agreed to re-invest 50% of the first $10,000 of cash flow generated from the stream from May 1, 2020 onwards. At December 31, 2021, the Company has funded $837. Pursuant to the purchase of a 2% NSR royalty on the Tedeboy Area, a contingent payment of $5,000 will be funded upon commencement of commercial production.

21. Related party transactions

The Company’s related parties are its key management personnel, its directors, as well as Triple Flag Mining Elliott and Management Co-Invest LP (“Co-Invest”) and Triple Flag Co-Invest Luxembourg Investment Company S.ar.l (“Luxco”). Co-Invest and Luxco together own a majority of the issued and outstanding common shares of the Company, and are controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Compensation for key management personnel of the Company was as follows:

For the years ended December 31	2021	2020
Salaries and short-term employee benefits[1]	$6,064	$5,109
Share-based payments[2]	2,337	-
	$8,401	$5,109

1.	Includes salary, benefits and bonuses earned in the period.

2.	Represents stock options, restricted share units, and deferred share units.

22. Stock-based compensation

Stock options

Under the Company’s SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which may not be less than the fair market value of a common share (being the closing price of a common share on the TSX on the last trading day immediately prior to the applicable date on which the stock option is granted). Stock options vest equally in annual instalments over three years and have a 7 year expiry.

At December 31, 2021, 1,517,910 (2020: nil) stock options were granted and outstanding. The options are expected to expire 7 years after the grant date with an exercise price equal to the offering price of $13.00 per share. The options were valued using the Black-Scholes model and incorporated several key assumptions which include volatility of 31%, expected dividend yield of 1.5%, option life of 4.5 years, forfeiture rate of 10% and risk-free rate of 0.50%. The options will vest one-third on each of the following three anniversaries of the grant date.

The expected volatility assumptions have been developed taking into consideration historical volatility of comparable peer companies. Expected life of the option is derived from the option valuation model, factoring in vesting and expiry of the options. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant.

Compensation expense for stock options was $1,311 in 2021 (2020: $nil) and is presented as a component of general administration costs. No options were exercised or were available to be exercised in 2021.

Employee Stock Option Activity

	2021
	Shares	Average price
At January 1	-	$-
Granted	1,517,910	13
At December 31	1,517,910	$13

Stock Options Outstanding

	Outstanding				Exercisable
Exercise price	Shares	Average price	Average life (years)	Intrinsic value[1]	Shares	Average price	Intrinsic value[1]
$13	1,517,910	$13	6.4	$-	-	$-	-

1.	Based on the closing market share price on December 31, 2021 of USD $12.

As at December 31, 2021, there was $2,286 (2020: $nil) of total unrecognized compensation cost relating to stock options. The Company expects to recognize this cost over a weighted average period of 0.8 years.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Restricted share units

During the year ended December 31, 2021, 69,217 RSUs (2020: nil) were awarded to employees and officers of the Company. The RSUs will vest in full on the third anniversary of the grant date. Included in the Company’s stock-based compensation expense is an amount of $162 (2020: $nil) relating to RSUs. As at December 31, 2021, there was $669 (2020: $nil) of total unrecognized non-cash stock-based compensation expense relating to unvested RSUs granted, which is expected to be recognized over a weighted average period of 2.4 years.

Deferred share units

During the year ended December 31, 2021, 72,000 DSUs were granted to its non-executive independent directors under the DSU Plan (2020: nil). No DSUs were redeemed or available to be redeemed during the year. The DSUs vested on December 31, 2021. The mark-to-market adjustment recorded for the year ended December 31, 2021 in respect of the DSU Plan resulted in a decrease in the DSU liability of $72 (2020: $nil). The value of the DSU liability as at December 31, 2021 was $864 (2020: $nil).

23. Income Taxes

a.      Income tax expense

For the years ended December 31	2021	2020
Current income tax expense	$6,092	$9,165
Deferred tax expense	344	(2,570)
Income tax expense	$6,436	$6,595

For the years ended December 31	2021	2020
Tax expense related to continuing operations
Current
Canada	$-	$709
International	6,092	8,456
	6,092	9,165
Deferred
Canada	289	(1,453)
International	55	(1,117)
	344	(2,570)
Income tax expense	$6,436	$6,595

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

A reconciliation between income tax expense and the product of accounting profit multiplied by the Company’s weighted average tax rate applicable to profits of the consolidated entities is provided below:

For the years ended December 31	2021	2020
Earnings before income taxes	$51,963	$62,160

At 26.5% statutory rate	$13,770	$16,472
Tax effects of:
Income/expenses not taxed	(52)	10
Prior year true-up	776	402
Temporary difference subject to Initial Recognition Exemption	1,003	1,768
Differences in foreign statutory tax rates	(8,737)	(13,159)
Impact of foreign exchange on deferred tax balance	(284)	1,114
Other	(40)	(12)
Income tax expense	$6,436	$6,595

b.       Deferred income tax

The significant components of deferred income tax liabilities as at December 31, 2021 and 2020, respectively, are as follows:

Summary of Deferred Income Tax Assets and Liabilities

For the years ended December 31	2021	2020
Deferred tax assets
Non-capital loss carryforwards	$11,589	$9,620
Stream and other assets	252	248
	11,841	9,868
Deferred tax liabilities
Royalties	(11,678)	(9,274)
	163	594
Classification
Non-current assets	2,597	1,994
Non-current liabilities	(2,434)	(1,400)
	$163	$594

Movement in Net Deferred Taxes

For the years ended December 31	2021	2020
Balance, beginning of the year	$595	$(2,063)
Recognized in profit and loss	(344)	2,570
Recognized in other comprehensive income	(88)	88
Balance, end of year	$163	$595

Changes in deferred tax assets and liabilities have been recorded in net income for all periods presented.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Non-Capital Losses

Non-capital losses (“NCLs”) generated in Canada that are not utilized will expire in a period of 20 years from the date of incurrence. As a result, the current non-capital loss balance has losses that expire between 2039 to 2041, as follows:

Year of Expiry	2039	2040	2041	Total
NCLs	$24,323	$8,156	$11,336	$43,814

24. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At December 31, 2021, the share capital comprises 156,036,737 common shares with no par value.

	Number of common shares	Amount
Balance at December 31, 2019	97,915,712	$639,151
Additional shares issued from Treasury	37,987,680	370,000
Balance at December 31, 2020	135,903,392	$1,009,151
Additional shares issued from Treasury	20,289,323	245,115
Normal course issuer bid purchase of common shares	(155,978)	(1,679)
Balance at December 31, 2021	156,036,737	$1,252,587

On July 15, 2020, the Company issued 37,987,680 common shares to Triple Flag Mining Aggregator s.à r.l. (“Aggregator”), a company existing under the laws of Luxembourg and owned by certain investment funds advised by Elliott Investment Management L.P. and its affiliates, for an aggregate subscription price of $370,000 and Aggregator transferred such shares to Luxco on July 24, 2020.

During the second quarter of 2021, the Company issued 20,289,323 shares pursuant to the IPO, including the over-allotment option, for gross proceeds of $263,761 ($245,115 net of underwriter fees and various issue costs of $18,646).

In October 2021, Triple Flag established a NCIB program. For the year ended December 31, 2021, the Company purchased 155,978 of its common shares under the NCIB for $1,679.

In December 2021, in connection with the NCIB, the Company entered into an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The ASPP is in effect from January 1, 2022 until March 31, 2022.

Dividends

In 2021, we declared and paid dividends in United States dollars totaling $14,838 (2020: $nil). For the year ended December 31, 2021, no shares were issued from treasury for participation in the DRIP.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

25. Capital management

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, meet contractual obligations under stream agreements with respect to mineral interests and facilitate debt repayments.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at December 31, 2021, the Company expects its capital resources and projected future cash flows from operations will be sufficient to support its normal operating requirements on an ongoing basis. Refer to the liquidity risk section of Note 26 for further discussion of the availability of funds to the Company.

The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its Credit Facility (refer to Note 17) as at December 31, 2021.

26. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments), investments and loans receivable, amounts payable and other liabilities, lease obligations and long-term debt.

The Company applies all of the requirements of IFRS 9 for its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets which are subject to credit risk include cash and cash equivalents, amounts receivable (excluding sales taxes and prepayments), and loans receivable. The amounts receivable (excluding sales taxes and prepayments) are carried at amortized cost and had a carrying value of $6,313 as at December 31, 2021 (December 31, 2020: $8,945). Considering the current turnover and credit risk associated with the amounts receivable (excluding sales taxes and prepayments) and loans receivable, the application of the expected credit loss model did not have a significant impact on the Company’s financial assets, because the Company determined that the expected credit losses on its financial assets were nominal.

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 11 for additional details on investments that are measured at fair value.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The carrying value of amounts receivable (excluding sales taxes and prepayments), cash and cash equivalents, investments, loans receivable, amounts payable and other liabilities, and long-term debt approximate their fair value. Financial assets and financial liabilities as at December 31, 2021 and December 31, 2020 were as follows:

As at December 31, 2021	FVTPL	Financial Assets at amortized cost	Financial Liabilities at amortized cost
Cash and cash equivalents	$-	$40,672	$-
Amounts receivable (excluding sales taxes and prepayments)	-	6,313	-
Investments	13,672	-	-
Loans receivable	-	9,688	-
Amounts payable and other liabilities	-	-	4,730
Total	$13,672	$56,673	$4,730

As at December 31, 2020	FVTPL	Financial Assets at amortized cost	Financial Liabilities at amortized cost
Cash and cash equivalents	$-	$20,637	$-
Amounts receivable (excluding sales taxes and prepayments)	-	8,945	-
Investments	27,577	-	-
Loans receivable	-	5,814	-
Amounts payable and other liabilities	-	-	3,329
Long-term debt	-	-	275,000
Total	$27,577	$35,396	$278,329

Derivative Financial Instruments

In the normal course of business, the Company’s assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks. The time frame and manner in which the Company manages those risks varies for each item based upon the assessment of the risk and available alternatives for mitigating risk. For some of these particular risks, the Company believes that derivatives are an appropriate way of managing the risk. The Company uses derivatives as part of the risk management program to mitigate risk. The derivatives used meet hedge effectiveness criteria and are designated in a hedge accounting relationship.

Derivatives are designated as hedges of highly probable forecasted transactions (“cash flow hedges”), referred to as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

On April 30, 2020, the Company entered into a pay-fixed receive-float interest rate swap (“the swap”) to hedge the LIBOR rate on $150,000 of its Credit Facility. The swap had been designated as a cash flow hedge, as it converted the floating rate debt to fixed. Through the swap, interest on $150,000 of the balance outstanding under the facility was fixed at 0.315% plus the applicable margin, depending on the Company’s leverage ratio. On May 28, 2021, the Company paid $297 to terminate the swap, in conjunction with partial repayment of the Credit Facility. As a result, the Company discontinued hedge accounting and released a loss of $297 ($218 loss net of tax) from AOCI.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

27. Financial risk exposure and risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company is exposed to the following types of risk and manages them as follows:

a.	Currency risk

As the Company evaluates potential mining interests across the globe some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The fluctuation of the US dollar in relation to different currencies will consequently have an impact upon the expenses and profitability of the Company and may also affect the value of the Company’s assets.

To mitigate this risk, the Company maintains the majority of its cash balances in US dollars and purchases of foreign currencies are made only as and when required, at the prevailing spot price to fund corporate activities and facilitate payments.

b.	Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.

The only liability subject to interest is the Credit Facility which bears a variable interest rate when drawn. The undrawn Credit Facility is subject to standby charges linked to interest rates. An increase of 1% in the interest rates would have resulted in a decrease in net income of $353 (2021: $1,259). The Company has used interest rate swaps to mitigate some of its exposure to interest rate risk in 2020 and 2021. Refer to Note 26 for details.

c.	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s royalty receivables, cash and cash equivalents and short-term investments.

The Company’s metals received from the various mineral interests are sold to a third-party broker and have limited credit risk.

The Company receives royalty payments on a quarterly basis and the risk associated with collection of royalties are minimal since the royalty payments are from mines that generally generate cash flows.

In the case of other receivables of financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of a non-payment by the third party to cover the net book value of the note receivable.

The Company manages counterparty credit risk, in respect of cash and cash equivalents, by maintaining bank accounts with highly rated U.S. and Canadian banks. As at December 31, 2021, the Company’s cash and cash equivalents are maintained with U.S. and Canadian banks with a minimum of an A1/P1 rating.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

d.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows, short-term and long-term debt. The Company primarily uses funds generated from operating activities to fund operational expenses and interest and principal payments on its borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents and by utilizing access to undrawn credit facilities.

The Company believes its cash on hand and estimated cash flow from royalties and the sales of metal credits will be sufficient to fund its anticipated operating cash requirements for the next twelve months.

Below is a maturity analysis of the Company’s financial liabilities, and contractual obligations:

As at December 31, 2021	Total	Less than one year	One to three years	After three years
Amounts payable and other liabilities	$4,730	$4,730	$-	$-
Lease obligation	1,127	270	609	248
Total contractual obligations	$5,857	$5,000	$609	$248

As at December 31, 2020	Total	Less than one year	One to three years	After three years
Amounts payable and other liabilities	$3,329	$3,329	$-	$-
Lease obligation	1,378	225	552	601
Derivative liability	331	-	331	-
Long-term debt	275,000	-	275,000	-
Total contractual obligations	$280,038	$3,554	$275,883	$601

e.	Commodity price risk

The profitability of the Company’s operations and mineral interests relates primarily to the market price and outlook of gold and silver.

Commodity prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of commodities increases over time, the fair value of the Company’s mineral interests will increase and cash flows will improve; conversely, declines in the price of a commodity will reduce the fair value of mineral interests and cash flows. A protracted period of depressed prices could impair the Company’s operations and acquisition opportunities, and significantly erode shareholder value.

An increase (decrease) of 10% in the price of gold and silver, the Company’s two largest net revenue sources, would have resulted in an increase (decrease) of net income from continuing operations of approximately $6,399 ($ 6,399) and $6,229 ($6,229), respectively. The Company does not use derivatives to mitigate its exposure to commodity price risk.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

28. Revenue

Revenue is comprised of the following:

For the years ended December 31	2021	2020
Streaming Interests
Silver	$68,777	$40,436
Gold	42,885	37,439
Other	7,609	2,700
Royalty Interests	31,150	32,013
Total revenues	$150,421	$112,588

Stream and royalty interest revenues were mainly earned from the following mineral interests:

For the years ended December 31	2021	2020
Streaming Interests
Cerro Lindo	$55,140	$35,235
Northparkes	26,797	11,675
RBPlat	14,564	10,711
Buriticá	7,922	4,783
Renard	6,903	2,700
Altan Tsagaan Ovoo	6,096	14,636
Pumpkin Hollow	1,143	835
Gunnison	706	-
	$119,271	$80,575
Royalty Interests
Fosterville	$18,570	$21,764
Young-Davidson	5,067	3,758
Dargues	3,121	1,874
Henty	1,881	2,127
Stawell	956	842
Eagle River	810	805
Hemlo	745	843
	$31,150	$32,013
Total revenues	$150,421	$112,588

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

29. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metal and other high-quality streams and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals and diamonds received or acquired from streams and royalties is determined by the location of the mining operations giving rise to the stream or royalty interest.

For the years ended December 31, 2021 and 2020, stream and royalty revenues were mainly earned from the following jurisdictions:

Revenue by Geography

For the years ended December 31	2021	2020
Peru[1]	$55,140	$35,235
Australia[2]	51,325	38,282
South Africa[1]	14,564	10,711
Canada[3]	13,525	8,106
Colombia[1]	7,922	4,783
Mongolia[1]	6,096	14,636
United States[1]	1,849	835
Total revenues	$150,421	$112,588

1.	All revenue from streams.

2.	Includes revenue from streams for the year ended December 31, 2021 of $26,797 (2020: $11,675), revenues from royalties for the year ended December 31, 2021 of $24,528 (2020: $26,607).

3.	Includes revenue from streams for the year ended December 31, 2021 of $6,903 (2020: $2,700), revenues from royalties for the year ended December 31, 2021 of $6,622 (2020: $5,406).

For the years ended December 31, 2021 and 2020, non-current assets were located in the following jurisdictions:

As at December 31	2021	2020
Australia	$587,208	$604,160
United States	172,902	170,257
South Africa	135,722	141,156
Canada	125,546	111,188
Peru	116,974	140,187
Colombia	50,718	52,368
Mongolia	20,861	23,031
Other	21,050	-
Total non-current assets	$1,230,981	$1,242,347

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

30. Changes in working capital

As at December 31	2021	2020
(Increase) decrease in amounts receivable	$2,380	$(968)
Increase in other assets	1,185	(1,185)
Decrease (Increase) in inventory [1]	(293)	228
Loans receivable[2]	(3,872)	(3,017)
(Decrease) Increase in amounts payable and other liabilities	1,375	(12)
Change in working capital	$775	$(4,954)

1.	Excludes depletion.

2.	Reflects increase in receivables from Stornoway Diamonds.

31. Earnings per share - basic and diluted

For the years ended December 31	2021	2020
Net earnings	$45,527	$55,565
Weighted average shares outstanding	148,025,464	115,456,471
Earnings per share - basic and diluted(1)	$0.31	$0.48

1.	The Company has no dilutive instruments as at December 31, 2021 or earlier periods.

32. Subsequent events

Beaufor Royalty

On February 4, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 2% net smelter returns royalty (with a milestone-based stepdown to 1%) on the Beaufor mine for C$6,750. In connection with this transaction, the Company entered into a binding agreement with Monarch Mining Corporation (“Monarch”) to provide Monarch with additional funding of C$4,500 in consideration for increasing the royalty rate to 2.75% and eliminating the stepdown.

Talon Royalty Buydown and Disposition of Equity Interest

On February 15, 2022, Talon Nickel (USA) LLC (“Talon”) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack Project in exchange for a payment of $4,500. Triple Flag acquired its royalty on the Tamarack Project for $5,000 in March 2019. The transaction will be recorded during the first quarter of 2022.

On December 3, 2021, the Company acquired 5 million common shares of Talon Metals for C$413 pursuant to exercising 5 million common share purchase warrants. Subsequent to year-end, the Company sold 5 million Talon Shares for C$3,700. The disposition will be recorded during the first quarter of 2022.